

12013068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2012

Washington, DC
110

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SEC FILE NUMBER
8- 48909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bedminster Financial Group, Ltd.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4920 York Road, Suite 2DD1 P.O Box 295
(No. and Street)

Holicong   PA   18928
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Van Pelt   215-794-9016
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – if individual, state last, first, middle name)

207 Buck Road, Suite 1C   Holland   PA   18966
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Robert Van Pelt_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bedminster Financial Group, Ltd._____ , as of ___December 31_____, 20_11____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2011 WITH
REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2011 WITH
REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

JAMES G. PIROLLI

CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.
Holicong, Pennsylvania

I have audited the accompanying statement of financial condition of Bedminster Financial Group Ltd. (a Delaware corporation) as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedminster Financial Group Ltd. at December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 27, 2012

-1-

BEDMINSTER FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 76,033
Deposit held by clearing broker	25,000
Accounts receivable	22,006
Securities owned, at fair value	23,098
Prepaid expense	13,617
Security deposit	508
Furniture and equipment, less accumulated depreciation of $105,641	28,064
Deferred tax asset	40,000
	$ 228,326

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 24,356
Income tax payable	25,700
Due to clearing broker	3,240
Total liabilities	53,296
Stockholders' Equity	
Common stock, $.001 par value, 100,000 shares authorized, 100 shares issued, 90 shares outstanding	-
Additional paid in capital	1,053,687
Accumulated deficit	(868,657)
Treasury stock, 200 shares at cost	(10,000)
Total stockholders' equity	175,030
	$ 228,326

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE

Commission and trading income	$ 4,267,490
Interest and miscellaneous income	1,444
Insurance and annuity income	281,578
Consulting fees	500,609
Other income	81,121
Total revenue	5,132,242

EXPENSES

Trading expenses	18,810
Officer's salary	68,004
Salaries	71,931
Payroll tax expense	12,608
Employee benefits	20,646
Sales and travel expense	55,147
Regulatory fees and expenses	47,310
Rent	19,137
Licenses, dues and miscellaneous taxes	4,037
Office and postage	34,817
Telephone and telecommunications	28,714
Utilities	7,563
Insurance	1,019
Professional services	61,412
Outside services	171,394
Commission expense	4,236,502
Depreciation expense	1,476
Education and training	30,244
Business gifts	6,254
Business meals and entertainment	30,290
Interest expense	465
Total expenses	4,927,780

Net Income Before Provision for Income Tax Expense	204,462
Provision For Income Tax Expense	(11,700)
Net Income	$ 192,762

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Total Stockholder's Equity
Balances, January 1, 2011	$ -	$ 1,053,687	$ (897,444)	$ (10,000)	$ 146,243
Shareholder dividends	-	-	(163,975)	-	(163,975)
Net income for the year ended December 31, 2011	-	-	192,762	-	192,762
Balances, December 31, 2011	$ -	$ 1,053,687	$ (868,657)	$ (10,000)	$ 175,030

The accompanying notes are an integral part of these financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 192,762
Adjustments to reconcile net income	
to cash provided by operating activities:	
Unrealized gain on securities	(8,196)
Depreciation	1,476
(Increase) decrease in	
Funds held by clearing broker	20,552
Accounts receivable	8,249
Prepaid expenses	1,188
Deferred tax asset	(14,000)
Increase (decrease) in	
Accounts payable and accrued expenses	9,315
Income tax payable	18,100
Due to clearing broker	(19,516)
Cash provided by operating activities	209,930

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of office equipment	(4,157)
Acquisition of securities	(14,902)
Cash used by investing activities	(19,059)

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to shareholder	(163,975)
Cash used by financing activities	(163,975)
Increase in cash	26,896
Cash at beginning of year	49,037
Cash at end of year	$ 75,933

SUPPLEMENTAL CASH FLOW INFORMATION

Interest payments	$ 465
Income tax payments	$ 9,203

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Bedminster Financial Group Ltd. is an introducing broker-dealer, clearing accounts on a fully disclosed basis through Pershing, a Subsidiary of the Bank of New York Mellon Corporation. The Firm operates under (k)(2)(ii) Exemption to Securities and Exchange Commission Rule 15c3-3 and does not carry or clear customer accounts. The Company is also involved in financial planning for individuals and small corporations.

Revenue Recognition
Customers' securities transactions and related expenses are recorded on a settlement date basis. Commissions, private placement fees, and related clearing expenses are recorded on a trade date basis as security transactions occur. Consulting fees are recognized when earned per agreement terms.

Cash and Cash Equivalents
For purpose of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Deposit at Clearing Broker
A minimum required deposit of $25,000 is to be maintained with the Company's clearing broker in accordance with the clearing agreement. This deposit is considered as cash and equivalents for the statement of cash flows.

Furniture, Fixtures and Equipment
Depreciation of furniture, fixtures and equipment is computed using both straight-line and accelerated methods with estimated useful lives of five to seven years. Leasehold improvements are amortized over thirty-nine years using the straight-line method. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes
Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they related. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2011.

The Company's corporation income tax returns for the years ending December 31, 2008, 2009, 2010 and 2011 are subject to examination by the Internal Revenue Service.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)   FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements at cost, less accumulated depreciation and amortization, consists of the following:

Furniture and fixtures	$ 60,697
Equipment	41,593
Leasehold improvements	31,415
Subtotal	133,705
Less accumulated depreciation and amortization	(105,641)
Total	$ 28,064

Depreciation expense in 2011 was $1,476.

(3)   RELATED PARTY TRANSACTIONS

The company paid fees for services to a company wholly owned by the majority shareholder and president of Bedminster Financial Group, Ltd. in 2011 in the amount of $10,255 and paid fees for services to a company wholly owned by the minority shareholder in 2011 in the amount of $143,000.

(4)   CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty

(5)   INCOME TAXES

The income tax provision is comprised of the following for the year ended December 31, 2011:

Current state tax expense	$25,700
Increase in federal tax asset	(14,000)
Provision for income tax	$11,700

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the future benefit of net operating loss carry forwards.

The company has remaining approximately $254,879 of available net operating loss carryforwards which may be used to reduce Federal taxable income expiring as follows:

2016	$ 56,274
2018	156,343
2019	13,802
2021	16,360
2022	8,462
2025	3,638
Total	$254,879

The Company's total deferred tax asset and valuation allowance at December 31, 2011 are as follows:

Deferred tax asset related to net operating loss carryovers	$ 40,000

The valuation allowance was decreased from $40,000 to zero for the year ended December 31, 2011. It is expected that the remaining net operating losses will be utilized.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

(6) **COMMITMENT**

The Company entered into a lease agreement in 2009 for office space in Holicong, Pennsylvania. The term of the lease is from May 2009 through April 2012 with monthly rental of $737 which will increase by 2% annually.

Future minimum lease payments at December 31, 2011 are as follows:

2012   - $3,066

(7) **PROFIT SHARING PLAN**

The company sponsors a qualified profit sharing plan that covers substantially all full time employees. Contributions to the plan are discretionary and determined annually by management. There were no contributions to the profit sharing plan in 2011.

The plan also provides an employee savings provision (401(k) plan) whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company contributes an amount equal to 5% of the participant's elective contribution, up to 5% of the participant's compensation. There were no contributions to the 401(k) plan in 2011.

(8) **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to compute the net capital using the regular method of Rule 15c3-1. Also, the rules of the SEC which provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. At December 31, 2011, the Company had net capital of $61,596 which was $56,596 in excess of its required net capital of $5,000.

(9) **SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities

(10) FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following is a description of calculation methodologies used for assets and liabilities recorded at fair value and the basis for estimating fair value. These are reflected as recurring or nonrecurring.

Assets
Cash and cash equivalents – Cash equivalents include funds in bank accounts and investment accounts that hold excess liquid funds. The fair value measurement of these assets are based on quoted market prices in active markets, and therefore are recorded at fair value on a recurring basis and are classified as Level II assets.

Securities owned – Securities owned include odd lot and fractional shares of readily marketable common stock. Securities owned also include major market stock index contracts. The fair value measurement of these assets are based on quoted market prices in active markets, and therefore are recorded at fair value on a recurring basis and are classified as Level 1 assets. Securities which are not actively traded are classified as Level II assets.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash in banks	$ 76,033	$ -	$ -	$ 76,033
Cash held in clearing broker account	25,000	-	-	25.000
Securities owned	-	23,098	-	23,098
Total	$101,033	$23,098	$ -	$124,131

(11)   SUBSEQUENT EVENTS

Events subsequent to December 31, 2011 of the Company have been evaluated through February 27, 2012, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2011.

BEDMINSTER FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL

Total stockholders' equity qualified for net capital		$ 175,030
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ 22,006	
Prepaid expenses	13,617	
Furniture and equipment less		
accumulated depreciation	28,064	
Security deposit	508	
Deferred tax asset	40,000	
Total nonallowable assets		104,195
Net capital before haircut		70,835
Less haircut		(9,239)
Net capital		$ 61,596

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$	24,356
Income tax payable		25,700
Due to clearing broker		3,240
Total aggregate indebtedness	$	53,296

BEDMINSTER FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $5,000 if greater	$ 5,000
Excess net capital at 1500%	$ 56,596
Excess net capital at 1000%	$ 55,596
Ratio: aggregate indebtedness to net capital	86.53%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form x-17A-5 as of December 31, 2011)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 85,927
Audit adjustments	
Accrued SIPC assessment	(9,307)
Adjustment to cash balance	2,286
Adjustment to clearing account balances	(16,382)
Adjustment of allowable receivables	(6,678)
Accrued income tax	(25,700)
Adjustment to liabilities	16,725
Adjustment to haircut	14,725
Net capital as reported herein	$ 61,596

BEDMINSTER FINANCIAL GROUP, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is Pershing, a subsidiary of the Bank of New York Mellon Corporation.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
    Bedminster Financial Group, Ltd.
    Holicong, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Bedminster Financial Group, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bedminster Financial Group, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bedminster Financial Group, Ltd.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries recorded in the company's general ledger noting no differences;

2. Compared the amounts reported in the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences if applicable.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2012

Total revenue for the period of January 1 to December 31, 2011 $ 5,138,920

Deductions:

Revenues from the distribution of shares of a registered
open end investment company or unit investment trust,
from the sale of variable annuities, from the business of
insurance, from investment advisory services rendered to
registered investment companies or insurance company
separate accounts, and from transactions in security future
products.   (153,296)

Commissions paid to other SIPC members in connection
with securities transactions.   (80,294)

Direct expenses of printing, advertising and legal fees
incurred in connection with other revenue related to the
securities business   -

Other revenue not related directly or indirectly to the
securities business.   (281,331)

SIPC Net Operating Revenues $ 4,623,999

General Assessment @ .0025 $ 11,560

Payment made with 2011 Form SIPC-6   (2,253)

Balance paid with SIPC-7 $ 9,307

See independent accountant's report.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016

FAX (215) 364-6381

www.pirollicpa.com

207 BUCK ROAD • SUITE 1C

HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(g)(1)

To the Board of Directors and Stockholders of
   Bedminster Financial Group Ltd.
   Holicong, Pennsylvania

In planning and performing my audit of the financial statements of Bedminster Financial Group, Ltd. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in the Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or combination of control deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2012